March 7, 2024

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Jeff Long

Re:	Delaware Wilshire Private Markets Fund and Delaware Wilshire Private Markets Master Fund (the “Funds”) – File Nos. 811-23561 and 811-23607

Dear Mr. Long:

This letter responds to comments you provided to Jonathan Kopcsik, Partner at Stradley Ronon Stevens & Young (who is not counsel to the Funds), who relayed them to SEI Investments Global Funds Services (“SEI”), the administrator to Funds. SEI provides the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Funds.

The comments provided relate to the Funds’ annual reports as of March 31, 2023, filed on Form N-CSR and related filings of the Funds. We have reproduced the substance of your comments below, followed by the Funds’ responses.

SEC Comment 1

1.	For the Delaware Wilshire Private Markets Master Fund, include: (i) all the private fund disclosure required by Reg. S-X 12 (costs); and (ii) add disclosure providing a general description explaining when shareholders may redeem, applicable lock-ups, etc.

Response to Comment 1

These disclosures will be included in the financial statements going forward, starting with the year ending March 31, 2024.

SEC Comment 2

2.	For the Delaware Wilshire Private Markets Fund, in the notes to financial statements (note 3) for the 3/31/2023 shareholder report, what is the fee payable to the adviser for? In addition, in the 3/31/2023 shareholder report, the 2023 expense ratio is shown as 4.68% but the July prospectus fee table is showing 3.36%. Why doesn’t the prospectus expense ratio tie back to the shareholder report?

Response to Comment 2

The advisory fee is accrued but not paid until the NAV is finalized each month, resulting in a payable to the advisor at the date of each NAV calculation. The expense ratio presented in the annual report is based on the expenses based on the average net assets of the Fund for the year then ended. The Expense ratio presented in the July Prospectus is based on estimated amounts for the current fiscal year as described in Instruction 6 to Item 3.1 of Form N-2.

March 7, 2024

Please contact Andrew Metzger at (610) 676-2965 if you have any questions or comments.

Sincerely,

/s/ Andrew Metzger
Andrew Metzger

Treasurer, Controller and Chief Financial Officer

Delaware Wilshire Private Markets Fund

Delaware Wilshire Private Markets Master Fund

cc:	Michael Beattie Alexander F. Smith Stephen Panner

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